SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
           _________________________________________

                          SCHEDULE 13D
                         (RULE 13D-101)

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        FRED MEYER, INC.
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)


                          592907-10-9
                         (CUSIP Number)


                      Robert P. Bermingham
                     The Yucaipa Companies
           10000 Santa Monica Boulevard, Fifth Floor
                 Los Angeles, California 90067
                         (310) 789-7200
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       September 9, 1997
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                      (Page 1 of 14 Pages)

- -----------------------                                  ------------------
CUSIP NO. 592907-10-9             SCHEDULE 13D                PAGE 2 OF 14
- -----------------------                                  ------------------

- ---------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The Yucaipa Companies

- ---------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
- ---------------------------------------------------------------------------
      SEC USE ONLY
 3

- ---------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ---------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ---------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ---------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,144,683

      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,154,403
     OWNED BY
                   ----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,144,683

      PERSON       ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,154,403
- ---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,299,086

- ---------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ---------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%

- ---------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ---------------------------------------------------------------------------

- -----------------------                                  ------------------
CUSIP NO. 592907-10-9              SCHEDULE 13D              PAGE 3 OF 14
- -----------------------                                  ------------------

- ---------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Arizona Partners, L.P.

- ---------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ---------------------------------------------------------------------------
      SEC USE ONLY
 3


- ---------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ---------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ---------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ---------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            287,261

      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   ----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             287,261

      PERSON       ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      287,261

- ---------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ---------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

- ---------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ---------------------------------------------------------------------------

- -----------------------                                  ------------------
CUSIP NO. 592907-10-9              SCHEDULE 13D              PAGE 4 OF 14
- -----------------------                                  ------------------

- ---------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partner's, L.P.

- ---------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ---------------------------------------------------------------------------
      SEC USE ONLY
 3


- ---------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ---------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ---------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ---------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            315,700

      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   ----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             315,700

      PERSON       ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      315,700

- ---------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ---------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

- ---------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ---------------------------------------------------------------------------

- -----------------------                                  ------------------
CUSIP NO. 592907-10-9               SCHEDULE 13D             PAGE 5 OF 14
- -----------------------                                  ------------------

- ---------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partners II, L.P.

- ---------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ---------------------------------------------------------------------------
      SEC USE ONLY
 3


- ---------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ---------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ---------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ---------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            143,632

      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   ----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             143,632

      PERSON       ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      143,632

- ---------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ---------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

- ---------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ---------------------------------------------------------------------------

- -----------------------                                  ------------------
CUSIP NO. 592907-10-9              SCHEDULE 13D              PAGE 6 OF 14
- -----------------------                                  ------------------

- ---------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa SSV Partners, L.P.

- ---------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ---------------------------------------------------------------------------
      SEC USE ONLY
 3


- ---------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      NA
- ---------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ---------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ---------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,407,810

      SHARES       ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   ----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,407,810

      PERSON       ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ---------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,407,810

- ---------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ---------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2%

- ---------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ---------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Fred Meyer, Inc., a Delaware Corporation formerly known as Meyer-Smith Holdco, Inc. (the "Company"). The principal executive offices of the Company are located at 3800 SE 22nd Avenue, Portland, Oregon 97202.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed jointly by (i) The Yucaipa Companies, a California general partnership ("Yucaipa"), (ii) Yucaipa Arizona Partners, L.P., California limited partnership ("Arizona Partners"), (iii) Yucaipa Smitty's Partners, L.P., a California limited partnership ("Smitty's Partners"), (iv) Yucaipa Smitty's Partners II, L.P., a California limited partnership ("Smitty's Partners II") and (v) Yucaipa SSV Partners, L.P., a California limited partnership ("SSV Partners" and, together with Yucaipa, Arizona Partners, Smitty's Partners and Smitty's Partners II, the "Reporting Persons"). Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Ronald W. Burkle, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari, Darren W. Karst and Linda McLoughlin Figel are the general partners of Yucaipa.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Patrick
L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari and Linda McLoughlin Figel is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Darren W. Karst is 505 Railroad Avenue, Northlake, Illinois 60164.

     (c) The principal business of Yucaipa is acquiring, investing in and/or managing supermarket and other companies. The principal business of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners is investing in the Common Stock of the Company. The present principal occupation or employment of each of Ronald W. Burkle, Patrick L. Graham, Ira
L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari and Linda McLoughlin Figel is as a general partner of Yucaipa, a private investment group specializing in supermarket companies, the address of which is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The present principal occupation or employment of Darren W. Karst is as Executive Vice President and Chief Financial Officer of Dominick's Finer Foods, Inc., a supermarket operator, the address of which is 505 Railroad Avenue, Northlake, Illinois 60164.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration for the shares of Common Stock acquired by the Reporting Persons was Class B Common Stock, par value $.01 per share, of Smiths's Food & Drug Centers, Inc., a Delaware corporation ("Smith's"), held by the Reporting Persons prior to September 9, 1997. On September 9, 1997 (the "Closing Date"), pursuant to the Agreement and Plan of Reorganization and Merger dated as of May 11, 1997 (the "Merger Agreement") among the Company, FM Stores, Inc., a Delaware corporation formerly known as Fred Meyer, Inc. ("FM Stores"), Smith's, Fred Meyer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Fred Meyer Merger Sub"), and Smith Merger Sub, a Delaware corporation and wholly owned subsidiary of the Company ("Smith's Merger Sub"), (i) Smith's Merger Sub merged with and into Smith's and Fred Meyer Merger Sub merged with and into FM Stores (together, the "Merger") with each of Smith's and FM Stores surviving the respective merger and becoming a wholly owned subsidiary of the Company, (ii) each outstanding share of Class A Common Stock, par value $.01 per share (the "Smith's Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Smith's Class B Common Stock"), of Smith's (including shares held by each of the Reporting Persons) was converted into
1.05 shares of Common Stock of the Company and each outstanding share of Series I Preferred Stock, par value $.01 per share, of Smith's was converted into the right to receive in cash the amount of thirty-three and one-third cents ($.33_) and (iii) each outstanding share of common stock, par value $.01 per share, of FM Stores was converted into one share of Common Stock of the Company.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock for investment pursuant to the Merger. A copy of the Merger Agreement is included as Exhibit 99.1 to the Current Report on Form 8-K dated May 11, 1997 of Smith's, filed with the Securities and Exchange Commission (the "Commission") on May 14, 1997.

     The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

     Except as described herein and in Item 6 below, neither the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) of Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Arizona Partners owns 287,261 shares of Common Stock (approximately 0.7% of the total number of outstanding shares of Common Stock immediately following the consummation of the Merger); Smitty's Partners owns 315,700 shares of Common Stock (approximately 0.7% of the total number of outstanding shares of Common Stock immediately following the consummation of the Merger); Smitty's Partners II owns 143,632 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock immediately following the consummation of the Merger); SSV Partners owns 1,407,810 shares of Common Stock (approximately 3.2% of the total number of outstanding shares of Common Stock immediately following the consummation of the Merger); and Yucaipa owns 210,000 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock immediately following the consummation of the Merger) and is the record holder of a currently exercisable warrant entitling it to purchase up to 1,934,683 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Section 13d-3(d)(1) of the Act.

     (b) Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners, acting through their sole general partner, Yucaipa, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. As a result, Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Each of Ronald W. Burkle, Patrick L. Graham, Robert I. Bernstein, Lawrence K. Kalantari, Ira L. Tochner, Linda McLoughlin Figel and Darren W. Karst, as a general partner of Yucaipa, may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the Reporting Persons, but disclaims any such ownership (except to the extent of such individual's pecuniary interest therein), and the filing of this statement shall not be construed as an admission that any of Messrs. Burkle, Graham, Bernstein, Kalantari, Tochner or Karst or Ms. Figel is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

     (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Merger, (i) Ronald W. Burkle was elected Chairman of the Board of Directors of the Company, (ii) the Company and Yucaipa entered into a Registration Rights Agreement and a Supplemental Warrant Agreement as described below and (iii) the Company and The Yucaipa Companies LLC, a Delaware limited liability company and an affiliate of Yucaipa ("Yucaipa LLC"), entered into a Management Services Agreement described below.

THE MANAGEMENT SERVICES AGREEMENT

     On the Closing Date, the Company entered into the Management Services Agreement with Yucaipa LLC. Under the terms of the Management Services Agreement, Yucaipa LLC, through its members, employees or other designated representatives or agents, will provide the Company and its subsidiaries, subject to the supervision of the Company's Board of Directors, management consultation and advice and Mr. Burkle will serve as the Chairman of the Company's Board of Directors.

     During the term of the Management Services Agreement and for a period of 90 days from the later of (i) the date on which the Management Services Agreement is terminated or (ii) the date on which Ronald W. Burkle ceases to be the Chairman of the Company's Board of Directors, neither Yucaipa LLC nor any of its affiliates, alone or with others, will, in any manner, without the prior approval of the Company's Board of Directors, (a) enter into or agree to enter into, singly or with any other person, any form of business combination, acquisition, restructuring, recapitalization, liquidation or other similar transaction relating to the Company or any subsidiary of the Company, (b) hold, acquire, or offer or agree to acquire, become the beneficial owner of or obtain any rights in respect of, in each case by purchase or otherwise, any securities entitled to vote generally in the election of directors of the Company, or any direct or indirect rights or options to acquire any such securities or any securities convertible into or exercisable for such securities, in excess of 15% of the Company's outstanding voting securities, (c) participate in any proxy solicitation with respect to such voting securities, (d) participate in or encourage the formation of any partnership, syndicate, voting trust or other group which owns or seeks or offers to acquire beneficial ownership of any such voting securities or which seeks control of the Company or (d) otherwise act, alone or in concert with others, to seek or offer to control or influence, in any manner (except pursuant to the Management Services Agreement or through its representatives on the Company's Board of Directors), the management, Board of Directors or policies of the Company.

     The foregoing summary of the Management Services Agreement is qualified in its entirety by reference to the agreement which is attached hereto as
Exhibit 1.

THE SUPPLEMENTAL WARRANT AGREEMENT

     On May 23, 1996, Smith's issued to Yucaipa warrants to purchase 1,842,555 shares of Class C Common Stock, par value $.01 per share (the "Smith's Class C Common Stock"), of Smith's (the "Warrants") at an initial exercise price of $50.00 per share. On the Closing Date, the Company executed the Supplemental Warrant Agreement providing that any holder of a Warrant will have the right until the expiration date thereof to exercise such Warrant at the existing exercise price for the number of shares of Common Stock of the Company to which a holder of the number of shares of Smith's Class C Common Stock that would have otherwise been deliverable upon the exercise of such Warrant would have been entitled pursuant to the Merger Agreement if such Warrant had been exercised in full immediately prior to the effective time of the Merger. One-half of the Warrants are exercisable at the election of Yucaipa on or prior to May 23, 2005, and one-half of the Warrants are exercisable at the election of Yucaipa on or prior to May 23, 2006. The Warrants are exercisable for an aggregate of 1,934,683 shares of Common Stock of the Company at an exercise price of $50 for each 1.05 shares of Common Stock of the Company, for an aggregate purchase price of $92,127,750.

     The foregoing summary of the Supplemental Warrant Agreement is qualified in its entirety by reference to the agreement which is attached hereto as
Exhibit 2.

THE REGISTRATION RIGHTS AGREEMENT

     On the Closing Date, the Company entered into the Registration Rights Agreement with (i) Jeffrey P. Smith, Richard D. Smith, Fred L. Smith and certain Smith family trusts, and (ii) the Reporting Persons, each of which received shares of Common Stock of the Company in the Merger. Under the terms of the Registration Rights Agreement, each of (i) the holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) held by Yucaipa, its affiliates and transferees of the foregoing, as a group (the "Yucaipa Holder Group"), and (ii) the holders of a majority of the Registrable Securities held by Jeffrey Smith, Richard Smith, Fred Smith, members of their respective families or any trust of which any of the foregoing are beneficiaries, as a group (the "Smith Holder Group") will each be entitled to two written requests (each, a "Demand Registration") upon the Company for the registration under the Securities Act of 1933, as amended (the "Securities Act") of all or part (but not less than one million (1,000,000) shares) of their shares of Registrable Securities; provided, however, that the Company will only be required to effect one Demand Registration during any six-month period. Such Demand Registration may, at the election of the demanding holders, be in the form of an underwritten offering and such demanding holders will be entitled to select the underwriters.

     If at any time the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any holders of any class of common equity securities (other than (i) a registration statement on Form S-4 or S-8 or (ii) a registration statement filed in connection with a Demand Registration or a Shelf Registration (as defined herein) or (iii) a registration statement filed in connection with an offering of securities solely to existing security holders of the Company), the Company will give notice of such proposed filing to the holders of Registrable Securities who are parties to the Registration Rights Agreement and their transferees and will offer such holders the opportunity to register their Registrable Securities as part of such registration (a "Piggyback Registration").

     Upon the request of holders of a majority of the Registrable Securities held by the Yucaipa Holder Group at any time, the Company will cause to be filed with the Commission as promptly as practicable after such request, but in no event later than 60 days thereafter, a shelf registration statement (a "Shelf Registration") which will provide for resales of Registrable Securities held by members of the Yucaipa Holder Group who have provided information required by the Registration Rights Agreement. The Company agreed to use its best efforts to have such Shelf Registration declared effective and to keep such Shelf Registration continuously effective, for a period of at least one year following the date on which it becomes effective under the Securities Act; provided, however, that in no event will the Company be required to keep the Shelf Registration in effect after the fifth anniversary of the Closing Date.

     In the event the Company is not able to fulfill all requests for the Registrable Securities to be included in any Demand Registration or Piggyback Registration, the Company will grant certain priority rights to the Smith Holder Group and the Yucaipa Holder Group which enable the Smith Holder Group and the Yucaipa Holder Group to have their Registrable Securities up to certain designated amounts included in such registrations before certain other stockholders of the Company having piggyback or other similar registration rights are entitled to include their Registrable Securities in such registrations, subject to the priority of that certain registration rights agreement, dated December 11, 1981, by and among FMI Acquisition Corporation (now FM Stores), FMI Associates Limited Partnership and certain executive officers of FMI Acquisition Corporation, and the Assignment thereof dated January 27, 1997.

     The Company will be obligated to pay its expenses associated with registration of the Registrable Securities, regardless of whether any registration statement required by the Registration Rights Agreement becomes effective. In addition, the Company will provide customary securities law indemnification to any party who participates in any registration effected under the Registration Rights Agreement.

     The Registration Rights Agreement will terminate upon the earlier to occur of (i) the mutual agreement by the parties thereto, (ii) with respect to any holder, such holder ceasing to own any Registrable Securities,
(iii) the fifteenth anniversary of the Closing Date, or (iv) with respect to the Yucaipa Holder Group or the Smith Holder Group, the date on which the aggregate number of shares of outstanding Registrable Securities held by the Yucaipa Holder Group or the Smith Holder Group, as applicable, is less than 20% of the Registrable Securities Shares originally held by the Yucaipa Holder Group or the Smith Holder Group, as applicable, immediately following the consummation of the transactions contemplated by the Merger Agreement (except with respect to any holder that is an "affiliate" of the Company within the meaning of the Securities Act).

     The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the agreement which is attached hereto as
Exhibit 3.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.     Management Services Agreement, dated as of
                    September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies LLC.

     Exhibit 2. Supplemental Warrant Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies.

     Exhibit 3.     Registration Rights Agreement, dated as of
                    September 9, 1997, by and between the Company and the parties listed on the signature pages thereto.

     Exhibit 4.     Joint Filing Agreement.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 1997    Yucaipa Arizona Partners, L.P.
                              Yucaipa Smitty's Partners, L.P.
                              Yucaipa Smitty's Partners II, L.P.
                              Yucaipa SSV Partners, L.P.


                              By: The Yucaipa Companies
                              Its General Partner


                              By:  /S/ LAWRENCE K. KALANTARI
                              Name:     Lawrence K. Kalantari
                              Title:    General Partner



Dated:  September 19, 1997    The Yucaipa Companies


                              By:  /S/ LAWRENCE K. KALANTARI
                              Name:     Lawrence K. Kalantari
                              Title:    General Partner

                                EXHIBIT INDEX


     Exhibit 1.     Management Services Agreement, dated as of
                    September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies LLC.

     Exhibit 2. Supplemental Warrant Agreement, dated as of September 9, 1997, by and between Fred Meyer, Inc. and The Yucaipa Companies.

     Exhibit 3.     Registration Rights Agreement, dated as of
                    September 9, 1997, by and between the Company and the parties listed on the signature pages thereto.

     Exhibit 4.     Joint Filing Agreement.